[redacted]

14041923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED NOV 24 2014 WASH, D.C. 194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 09/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 W Irvin Ave
(No. and Street)

State College (City) PA (State) 16804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Anderson 814-238-6249 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. WILLIAMS & CO., LLP
(Name – *if individual, state last, first, middle name*)

230 WYOMING AVE, 2ND FLOOR (Address) KINGSTON (City) PA (State) 570-288-3651 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TP 11/25/14

DD 12/1/14

OATH OR AFFIRMATION

I, ______BRIAN ANDERSON______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____NESTLERODE & CO., INC.dba NESTLERODE & LOY, INC______________________________, as of __NOVEMBER 18TH__________________________, 2014_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Brian Anderson
Signature

CFO
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kelly A. Walker, Notary Public
State College Boro, Centre County
My Commission Expires Dec. 23, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2014

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income and Comprehensive Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 11
Supplemental Information:	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934	12
Schedule II - Operating Expenses	13

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Nestlerode and Loy, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode and Loy, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Nestlerode and Loy, Inc.'s financial statements. The supplemental information is the responsibility of Nestlerode and Loy, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

J. H. Williams & Co., LLP

November 12, 2014

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2014

ASSETS

Cash	$ 299,651
Receivables:	
Accounts receivable - brokers and dealers	31,850
Accounts receivable - 12b-1	4,070
Employee advances	653
Total receivables	36,573
Securities owned	30,041
Prepaid taxes and expenses	19,584
Deferred tax assets	3,438
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $166,533	40,419
	$ 429,706

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable - trade		$ 4,989
Accounts payable - 12b-1		2,035
Accrued salaries and wages		67,670
Accrued and withheld payroll taxes		4,589
Pension payable		9,000
	TOTAL LIABILITIES	88,283
STOCKHOLDERS' EQUITY		
Preferred stock		20,000
Common stock		24,200
Retained earnings		297,471
Accumulated other comprehensive loss		(248)
	TOTAL STOCKHOLDERS' EQUITY	341,423
		$ 429,706

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income and Comprehensive Income
For the year ended September 30, 2014

REVENUES		
Commissions		$ 380,162
Service fees and other income		803,865
	TOTAL REVENUES	1,184,027
OPERATING EXPENSES		1,170,810
	INCOME FROM OPERATIONS	13,217
OTHER INCOME		
Interest and dividend income		633
	INCOME BEFORE INCOME TAXES	13,850
PROVISION FOR INCOME TAXES		
Federal income tax		3,023
State income tax		2,294
	TOTAL PROVISION FOR INCOME TAXES	5,317
	NET INCOME	$ 8,533
OTHER COMPREHENSIVE INCOME, NET OF TAX		
Unrealized losses on securities available-for-sale:		
Unrealized holding losses		(248)
	TOTAL COMPREHENSIVE INCOME	$ 8,285

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.
Statement of Changes in Stockholders' Equity
For the year ended September 30, 2014

	Common Stock	Preferred Stock	Retained Earnings	Accumulated other Comprehensive Income (Loss)	Total
BALANCES - BEGINNING	$ 24,200	$ 20,000	$ 288,938	$ 0	$ 333,138
Net income	-	-	8,533	(248)	8,285
BALANCES - ENDING	$ 24,200	$ 20,000	$ 297,471	$ (248)	$ 341,423

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 8,533
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	11,673
Deferred income taxes	(874)
(Increase) decrease in:	
Accounts receivable - brokers and dealers	(9,639)
Accounts receivable - 12b-1	(260)
Employee advances	(23)
Prepaid taxes and expenses	(6,269)
Increase (decrease) in:	
Accounts payable - trade	(2,951)
Accounts payable - 12b-1	130
Accrued salaries and wages	9,917
Accrued and withheld payroll taxes	1,155
Pension payable	(1,028)
Accrued corporate taxes	(523)
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,841
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(3,989)
Purchases of securities owned	(30,372)
NET CASH USED IN INVESTING ACTIVITIES	(34,361)
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET DECREASE IN CASH	(24,520)
CASH - BEGINNING	324,171
CASH - ENDING	$ 299,651
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Income taxes paid	$ 9,083

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2014.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Maintenance and repairs are expensed as incurred and the costs of additions and improvements are capitalized. Depreciation and amortization expenses totaled $11,673 for the year ended September 30, 2014.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable income or which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to depreciation on property and equipment and charitable contributions expense.

As of September 30, 2014, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2010.

Securities Owned

The Company classifies its marketable debt and equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are included in other comprehensive income.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Correspondent Services, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3(k)(2)(ii).

NOTE 5 – Securities Owned

The Company held $30,041 at September 30, 2014 in mutual funds. Fair values and unrealized holding gains and losses are summarized as follows:

	September 30, 2014		
	Cost	Fair Value	Unrealized Holding Gain (Loss)
T Rowe Price Prime Money Market Fund	$ 1	$ 1	$ 0
Franklin Custodian Funds Inc Income Series	15,184	14,764	(420)
Washington Mutual Investestors Fund	15,187	15,276	89
	$ 30,372	$ 30,041	$ (331)

The following schedule summarizes the investment return for the years ended

	September 30, 2014
	Total
Interest income	$ 303
Dividend income	330
Realized gains (losses)	0
	$ 633

Fair Value:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price') in an orderly transaction between participants at the measurement date. Generally accepted accounting principles establishes a hierarchy for inputs that may be used to measure fair value. Valuation techniques used to derive fair value of our investments are based on observable inputs. Observable inputs reflect market data obtained from independent sources. These techniques provide the inputs for the following fair value hierarchy.

NOTE 5 – Securities Owned (Continued)

- Level-1 – Quoted prices for identical instruments in active markets. Such prices are obtained from third-party nationally recognized pricing services. Level 1 securities primarily include publicly traded common stock, nonredeemable preferred stock and treasury securities.

- Level 2 – Observable inputs other than quoted prices in Level 1. These would include prices obtained from third-party pricing services that model prices based on observable inputs. Included in this category are primarily municipal securities, asset backed securities, collateralized-mortgage obligations, foreign and domestic corporate bonds and redeemable preferred stocks. Nonredeemable preferred stocks for which a quote in an active market is unavailable and a value is obtained from a third-party pricing service are also included in this level.

- Level 3 – One or more of the inputs used to determine the value of the security are unobservable. Fair values for these securities are determined using comparable securities or valuations received from outside brokers or dealers. Examples of Level 3 fixed maturities may include certain private preferred stock and bond securities, and collateralized debt and loan obligations.

- All investments of the Company are considered Level 1 investments.

NOTE 6 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 7 – Stockholders' Equity

Details of stockholders' equity at September 30, 2014 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and outstanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc. There was no activity involving the shares authorized, issued or outstanding during the year ended September 30, 2014.

NOTE 8 – Pension Plan

Effective January 1, 2012, the Company replaced their SIMPLE pension plan with a 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $34,480 under both plans for the year ended September 30, 2014.

NOTE 9 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $27,342 for the year ended September 30, 2014.

NOTE 10 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2014 consisted of the following:

	Federal	Deferred	Total
Federal	$ 3,547	$ (524)	$ 3,023
State	$ 2,644	$ (350)	$ 2,294
Totals	$ 6,191	$ (874)	$ 5,317

Deferred tax assets consisted of the following components:

	Federal	State	Total
Property and Equipment	$ 580	$ 387	$ 967
Unrealized holding Loss	$ 50	$ 33	$ 83
Charitable Contributions Expense	$ 1,433	$ 955	$ 2,388
Totals	$ 2,063	$ 1,375	$ 3,438

The Company has charitable contribution carryforwards of $9,555, of which $1,995 will expire in 2015, $4,805 in 2016 and $2,755 in 2017.

NOTE 11 – Related Party Transactions

The Company leases office space under a month-to-month lease from West Irvin Associates, a related party that is partly owned by a minority stockholder of the Company. The total lease payments to West Irvin Associates for the year ended September 30, 2014 were $36,000.

NOTE 12 – Commitments and Contingencies

Management is not aware of any commitments or contingencies that require disclosure in accordance with U.S. generally accepted accounting principles.

NOTE 13 – Subsequent Events

Management has evaluated subsequent events through November 12, 2014, which is the date that the Company's financial statements were available to be issued. No material subsequent events have occurred since September 30, 2014 that required recognition or disclosure in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

Nestlerode & Loy, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
September 30, 2014

NET CAPITAL

Total stockholders' equity	$	341,423
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		341,423
Deductions		
Petty cash		269
Receivables due for fees earned from third-party participations		961
Mutual fund concessions receivable (net of related accounts payable)		927
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		2,035
Employee advances		653
Haircut on securities owned		4,506
Prepaid taxes and expenses		19,584
Fixed assets (net of accumulated depreciation and amortization)		40,419
Deferred tax assets		3,438
Other deductions		24
TOTAL DEDUCTIONS		72,816
ADJUSTED NET CAPITAL	$	268,607

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	4,062
Accounts payable - 12b-1		2,035
Accounts payable - Mutual Fund Concessions		927
Accrued salaries and wages		67,670
Accrued and withheld payroll taxes		4,589
Pension payable		9,000
TOTAL AGGREGATE INDEBTEDNESS	$	88,283

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	5,886
Minimum dollar net capital required	$	50,000

Adjusted Net Capital	$	268,607
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	218,607

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17A-5 as of September 30, 2014.

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2014.

Nestlerode & Loy, Inc.
Schedule II - Operating Expenses
For the year ended September 30, 2014

Commissions	$ 332,949
Wages	379,924
Insurance	47,148
Payroll taxes	42,290
Pension contributions	34,480
Trading expense	65,952
Contracted services	28,130
Licenses and fees	10,307
Research	1,080
Dues and subscriptions	27,790
Office expense	29,997
Training and seminars	1,568
Professional fees	20,240
Advertising	27,342
Rent	36,000
Maintenance	10,441
Computer support	6,143
Telephone	22,140
Utilities	8,712
Meals and entertainment	13,577
Travel & admin	2,027
Contributions	50
Depreciation and amortization	11,673
A/P accrual expense	(301)
Client gifts	11,151
TOTAL OPERATING EXPENSE	$ 1,170,810

P.O. Box 343 | State College, PA 16804

Nestlerode & Loy inc
investment advisors

Research-based Solutions • Personal Attention

Exemption Report

Throughout the fiscal year ending 09/30/2014, Nestlerode & Loy, Inc. claimed an exemption from Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer.

To the best of our knowledge and belief, Nestlerode & Loy, Inc. met the identified exemption provisions in paragraph (k)(2)(ii) throughout the most recent fiscal year ending 09/30/2014 without exception.

Respectfully Submitted,

Brian Anderson

Brian Anderson, CFO
Nestlerode & Loy, Inc.

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Nestlerode & Loy, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Nestlerode & Loy, Inc.'s compliance with the applicable instructions of Form SIPC-7. Nestlerode & Loy, Inc.'s management is responsible for Nestlerode & Loy, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

November 12, 2014

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Nestlerode & Loy, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Nestlerode & Loy, Inc.'s compliance with the applicable instructions of Form SIPC-7. Nestlerode & Loy, Inc.'s management is responsible for Nestlerode & Loy, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

November 12, 2014

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 9-30-, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-012629 FINRA SEP 12/30/1970
NESTLERODE & LOY INC
P O BOX 343
STATE COLLEGE, PA 16804

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Anderson 814-238-6249

2. A. General Assessment (item 2e from page 2) $ 2,962

B. Less payment made with SIPC-6 filed (exclude interest) (1,413)

4-15-2014 (CK# 4007)
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,549

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,549

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nestlerode & Loy, Inc
(Name of Corporation, Partnership or other organization)

Brian Anderson
(Authorized Signature)

Dated the 27 day of October, 20 2014

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-1, 2013
and ending 9-30, 2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,184,699

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ N/A

Enter the greater of line (i) or (ii) Ø

Total deductions Ø

2d. SIPC Net Operating Revenues $ 1,184,699

2e. General Assessment @ .0025 $ 2,962

(to page 1, line 2.A.)